United States securities and exchange commission logo





                              April 6, 2023

       Brandon Torres Declet
       Chief Executive Officer
       Unusual Machines, Inc.
       151 Calle De San Francisco
       Ste. 200 PMB 2106
       San Juan, Puerto Rico 00901-1607

                                                        Re: Unusual Machines,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 14,
2023
                                                            File No. 333-270519

       Dear Brandon Torres Declet:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 12, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed March 14,
2023

       General

   1. We resissue comment 1 of our letter dated January 12, 2023. Because you are using the proceeds of this
offering to purchase the businesses of two affiliated entities, we continue to believe that Fat
Shark Holdings, Ltd. and Rotor Riot LLC should be identified as co-
                                                        issuers on this
registration statement. Please revise accordingly.
       Cover Page

   2. Pease ensure that you consistently disclose throughout your document the number of shares that you are
offering. For example, the disclosure on pages 36 and 39 about "the
 Brandon Torres Declet
FirstName   LastNameBrandon Torres Declet
Unusual Machines,   Inc.
Comapany
April       NameUnusual Machines, Inc.
       6, 2023
April 26, 2023 Page 2
Page
FirstName LastName
         issuance and sale of 2,352,941 shares of common stock" in this offering" is not consistent with the information concerning common stock in the fee table. Also, please file as an exhibit the amendment to the Purchase Agreement mentioned on page 41. The Business Combination, page 2

3. Please ensure that you have updated the disclosure in this section to the extent practicable. For example, we note the reference on page 2 to the "affirmative vote of the shareholders of Red Cat." Please clarify whether the shareholders have voted.
4. Regarding the disclosure on page 72 that "In November 2020, Red Cat acquired Fat Shark
         Holdings for a total purchase price of $8.4 million. In January 2020, Red Cat acquired
         Rotor Riot for a total purchase price was $2.0 million," please expand the disclosure on page 2 about the sale for $18 million in cash and securities to also discuss the purchase prices in 2020. Also tell us, with a view to disclosure, whether you have considered disclosing on page 2 that a valuation firm estimated that Fat Shark Holdings and Rotor
         Riot had an enterprise value ranging between $5.1 million to $5.7 million. In this regard, we note the disclosure in the DEF14A of Red Cat Holdings, Inc. filed on February 6,
         2023.
Use of Proceeds, page 35

5. We note your response to prior comment 16. Please clarify whether you may use the proceeds from this offering for the purchase orders of approximately $1.2 million mentioned in the last paragraph on page 72.
Legal Proceedings, page 49

6. Please revise this section to clearly identify who has advised you that Fat Shark and Rotor
         Riot are not involved in any litigation.
Unusual Machines Liquidity and Capital Resources, page 60

7. Pease ensure that you update the disclosure in this section based on the number of shares of common stock that you are offering For example, the disclosure that "Assuming we do acquire Fat Shark and Rotor Riot, we expect we will have sufficient working capital to support our operations for at least 12 months following the closing of this Offering" is unclear given the disclosure on page 41 that "Red Cat and UM have verbally agreed to lower the minimum amount of the Offering from $15 million to $10 million to be memorialized in an amendment to the SPA," the references in the audit opinions for Fat
         Shark Holdings and Rotor Riot on pages F-32 and F-54, respectively, to continue to experience "negative cash flows from operations" and the Cash Flow Statements for the six months ended October 31, 2022 for Fat Shark Holdings and Rotor Riot on pages F-23 and F-46, respectively. As another example, does the company expect that it will have sufficient working capital to support its operations for at least 12 months following the closing of this offering" if $2.5 million of the proceeds from this offering is used to repay
 Brandon Torres Declet
FirstName   LastNameBrandon Torres Declet
Unusual Machines,   Inc.
Comapany
April       NameUnusual Machines, Inc.
       6, 2023
April 36, 2023 Page 3
Page
FirstName LastName
         the Senior Note?
Related Party Transactions, page 72

8. We note your response to prior comment 22. Please disclose the principle followed in determining the amount at which the assets of Red Cat were acquired by the registrant disclose the identity of the persons making the determination and their relationship with the registrant.
Principal Stockholders, page 73

9.       Please provide a table for the disclosure required by Item 403(a) and
(b) of Regulation S-
         K for the Series A Preferred Stock.
10. Please revise Note (1) on page 73 to disclose who has voting and/or investment power for the shares held by Red Cat.
Series A Convertible Preferred Stock, page 74

11. Please disclose the material terms of the Series A Convertible Preferred Stock. For example, we note Section 4 of Exhibit 4.2 concerning voting and dividends.
Recent Sales of Unregistered Securities, page II-2

12. We note your response to prior comment 35. Please identify the founders who purchased shares of your common stock on September 10, 2021. Also, include the information required by Item 701 of Regulation S-K concerning the issuance of 52,000 shares of common stock on September 24, 2021 and the issuance of 140 shares of Series B
         Preferred Stock on December 13, 2022. In this regard, we note your disclosure in the second paragraph on page 72 and in Note 6 on page F-20.
Amendment No. 1 to Registration Statement on Form S-1

Note F, page F-4

13. Please remove Note F from pages F-3 and herein. There are no intangible asset adjustments.
Unaudited Pro Forma Condensed Combined Statements of Operations, page F-5

14. The pro forma information for income statement is for the most recent fiscal year and subsequent interim period. Please remove the pro forma information for the twelve-month ended December 31, 2021 on page F-6. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

15. Please record a pro forma adjustment of the expenses associated with the business combinations and a debit to cash.
16. We note from pages 70 and 71 that your CEO and CFO will earn a bonus upon closing
 Brandon Torres Declet
Unusual Machines, Inc.
April 6, 2023
Page 4
      each successful acquisition with the closing of this Offering. Please record the Pro Forma adjustment of the bonuses as a debit to the expense and a credit to cash.
17. Present historical and pro forma basic and diluted per share amounts. Refer to Rule 11-
      02(a)(9) of Regulation S-X.
Statement of Changes in Stockholders' Equity, page F-15

18. Please change the date of the last line to read as of December 31, 2022, if true.
Fat Shark Holdings, Ltd. Balance Sheets (Unaudited), page F-21

19.   Please update Fat Shark Holdings, Ltd   s financial statements in
accordance with Rule 8-
      04 of Regulation S-X.
20.   Please indicate    Audited    under the column of April 30, 2022, if
true. This comment also
      applies to Rotor Riot, LLC   s Balance Sheets on page F-43.
Fat Shark Holdings, Ltd. Statements of Operations (Unaudited), page F-23

21. Please disclose the earnings per share information in accordance with ASC 260 and Rule
      10-01(b)(2) of Regulation S-X. This comment also applies to page F-34.
        You may contact Andi Carpenter, Staff Accountant, at 202-551-3645 or Kevin Woody,
Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                            Sincerely,
FirstName LastNameBrandon Torres Declet
                                                            Division of
Corporation Finance
Comapany NameUnusual Machines, Inc.
                                                            Office of
Manufacturing
April 6, 2023 Page 4
cc:       Michael D. Harris, Esq.
FirstName LastName